SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No.     )*

METABOLIX, INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

591018809

(CUSIP Number)

WILLIAM P. SCULLY

771 MANATEE COVE

VERO BEACH, FL 32963

(802) 867-9380

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

AUGUST 22, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

(Continued on the following pages)

(Page 1 of 5 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

13D

CUSIP No. 591018809	Page 2 of 5 Pages

1.	Names of reporting persons William P. Scully
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds PF
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 17,600,000 (1)
	8.	Shared voting power 0
	9.	Sole dispositive power 17,600,000 (1)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 17,600,000 (1)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 18.9% (1)
14.	Type of reporting person IN

(1)	Represents 8,000,000 shares of the Issuer’s Common Stock, par value $0.01 per share (“Common Stock”) and 8,000,000 shares of Common Stock underlying the Issuer’s Series B Convertible Preferred Stock, par value $0.01 per share (“Preferred Stock”) (determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended). The shares of Preferred Stock are not presently convertible. However, each share of Preferred Stock will automatically convert into 1,000 shares of Common Stock upon the effectiveness of the filing of a charter amendment to increase the number of authorized shares of the Issuer’s Common Stock to not less than 150,000,000. Upon conversion of all shares of Preferred Stock, the percentage reflected in Row 13 will be 13.0%, based on 135,094,640 shares of Common Stock outstanding post-conversion.

13D

CUSIP No. 591018809	Page 3 of 5 Pages

ITEM 1.	Security and Issuer.

This Schedule 13D relates to shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Metabolix, Inc., a Delaware corporation (the “Issuer”), with its principal executive offices located at 21 Erie Street, Cambridge, Massachusetts.

ITEM 2.	Identity and Background.

(a) – (c) This Schedule 13D is being filed by William P. Scully, who is referred to herein as a “Reporting Person.” The address of the Reporting Person is 771 Manatee Cove, Vero Beach, FL 32963. The Reporting Person is principally engaged in the business of investing in securities.

(d) and (e) During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

ITEM 4.	Purpose of Transaction.

On August 4, 2014, the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Reporting Person and certain other qualified institutional and individual investors (collectively, the “Investors”), pursuant to which the Issuer agreed to sell to the Investors units of the Issuer’s securities (the “Units”) for an aggregate purchase price of $25 million (the “Transaction”). The Transaction and sale of Units closed on August 22, 2014. The price of each Unit was $0.50, or $0.25 per share of the Issuer’s common stock, par value $0.01 per share (“Common Stock”), on an as-converted basis. Each Unit consists of one (1) share of Common Stock and one one-thousandth (1/1,000) of a share of the Issuer’s to-be-designated Series B Preferred Stock, par value $0.01 per share (the “Preferred Stock”). Under the terms of the Purchase Agreement, the Reporting Person received 8,000,000 Units in exchange for the payment of an aggregate purchase price of $4,000,0000. Each share of Preferred Stock issued in the Transaction will automatically convert into 1,000 shares of Common Stock upon the effectiveness of the filing of a charter amendment to increase the number of authorized shares of the Issuer’s Common Stock to not less than 150,000,000. After the closing of the Transaction and the conversion of the Preferred Stock into Common Stock, the Issuer will have issued 100,000,000 new shares of Common Stock to the Investors, 16,000,000 of which shares of Common Stock will be issued to the Reporting Person.

The Reporting Person intends to hold the Units (together with the Preferred Stock and Common Stock, collectively the “Securities”) for investment purposes in the ordinary course of their business of investing in securities for their own accounts. The Reporting Person reserves the right to formulate plans and/or make proposals, and take such actions with respect to their investment in the Issuer, including, subject to applicable law, (i) to hold its Securities as a passive investor or as an active investor, (ii) to acquire beneficial ownership of additional Securities in the open market, in privately negotiated transactions or otherwise, (iii) to dispose of all or part of its holdings of Securities, (iv) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of this Schedule 13D, or (v) to change its intention with respect to any or all of the matters referred to in this Item 4.

13D

CUSIP No. 591018809	Page 4 of 5 Pages

ITEM 5.	Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, the Reporting Person owned beneficially 17,600,000 shares of Common Stock (after the conversion of the Preferred Stock underlying the Units purchased by the Reporting Person pursuant to the Purchase Agreement), representing approximately 13.0% of the shares of the Common Stock of the Issuer outstanding (assuming 135,094,640 shares of Common Stock outstanding after the conversion of the Preferred Stock underlying the total Units sold in the aggregate pursuant to the Purchase Agreement) and had sole voting and dispositive power with respect to all the securities described herein.

(c) Except as set forth in this Schedule 13D, the Reporting Person has not effected any transaction in the shares of Common Stock in the last 60 days.

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Person, no person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the persons named in Item 2 and any other person with respect to any securities of the Issuer.

ITEM 7. Material to be Filed as Exhibits.

Exhibit 1	Securities Purchase Agreement dated August 4, 2014 among Metabolix, Inc. and the investors named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 4, 2014).

13D

CUSIP No. 591018809	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2014

By:	/s/ William P. Scully
Name:	William P. Scully